AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Nine Months Ended	Year Ended
	September 30, 2006	December 31, 2005

Pretax income excluding discontinued operations	$449,570	$301,626
Minority interest in subsidiaries having
fixed charges	21,712	25,484
Less undistributed equity in losses of investee	2,470	7,823
Fixed charges:
Interest on annuities	255,142	341,593
Interest expense	53,849	79,369
Debt discount and expense	1,381	3,890
Portion of rentals representing interest	7,714	10,285

EARNINGS	$791,838	$770,070

Fixed charges:
Interest on annuities	$255,142	$341,593
Interest expense	53,849	79,369
Debt discount and expense	1,381	3,890
Portion of rentals representing interest	7,714	10,285

FIXED CHARGES	$318,086	$435,137

Ratio of Earnings to Fixed Charges	2.49	1.77

Earnings in Excess of Fixed Charges	$473,752	$334,933

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